1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

September 9, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Cheryl Brown

Re:	Nano Nuclear Energy Inc. Registration Statement on Form S-3 Filed July 25, 2025 File No. 333-288982

Dear Ms. Brown:

On behalf of our client, Nano Nuclear Energy Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter, dated August 21, 2025, received by the Company from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) related to the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Commission concurrently with the submission of this response letter.

Registration Statement on Form S-3

Summary, page 4

1.	Please revise to clarify whether the Canadian Assets described in the final paragraph of page 4 include the KRONOS MMR Energy System and LOKI MMR. In addition, please explain the rationale for your decision to enter into an option agreement with Mr. Yu and Yu Entities and the status of the “formal acquisition” of the Canadian Assets.

In response to the Staff’s comment, the Company has revised the disclosures under the “Prospectus Summary” section in both prospectuses included as part of Amendment No. 1. The Staff is further advised that there have been recent developments on this matter as disclosed in the Company’s Current Report on Form 8-K filed on August 20, 2025. The Company has therefore included updated disclosures, where applicable, in Amendment No. 1 accordingly.

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2.	We note that in early April 2025, you signed a strategic collaboration with the University of Illinois Urbana-Champaign (“UIUC”) to construct the first KRONOS MMR Energy System research reactor on the university’s campus. Please revise to disclose material terms of any material agreements related to this collaboration, and file such agreements as exhibits to your registration statement. Refer to Item 504 of Regulation S-K. In addition, please ensure that you have filed all other material agreements.

In response to the Staff’s comment, the Company has revised its disclosures under the “Prospectus Summary” section in both prospectuses included as part of Amendment No. 1. In addition, the Sponsored Research Agreement as originally entered between the University and USNC, and subsequently amended on two occasions (the first with USNC and the second with the Company as successor), are filed as Exhibits 10.1, 10.2 and 10.3 to Amendment No. 1.

3.	We note you disclose that “in late April 2025, the NRC issued its final Safety Evaluation approving the Fuel Qualification Methodology Topical Report (FQM TR) for the advanced fuel design to be used in our stationary KRONOS MMR™ Energy System.” Please expand your disclosure to define the Fuel Qualification Methodology Topical Report (FQM TR), and clarify the significance of the NRC’s Safety Evaluation in the context of the required regulatory review and application process, including estimated timelines of approvals required for the construction and operation of your planned reactors. For example, if approval of the Fuel Qualification Methodology Topical Report (FQM TR) by NRC is an initial step in the regulatory review and approval process, please ensure that this is reflected in your disclosures. Provide similarly expanded disclosure regarding the status and timelines for the LOKI MMR, ZEUS and ODIN microreactors, including additional detail regarding the nature of your communications with NRC and DOE.

In response to the Staff’s comment, the Company has revised its disclosures under the “Prospectus Summary” section in both prospectuses included as part of Amendment No. 1. The Company notes that much of the requested disclosure changes are included in disclosures which are incorporated by reference in the Registration Statement. That said, the Company has added disclosures in Amendment No. 1 for the sake of clarity and completeness.

The Company also notes that, with respect to the ODIN reactor, the Company is seeking strategic alternatives for the project, so the Company believes the regulatory status and timeline disclosure is less material as it relates to ODIN.

The Company further notes that it has had informal meetings with the NRC, informing them of the status of its ZEUS and ODIN microreactor designs and the estimated internal timelines for its microreactor developments, with an understanding that definite timelines will be provided once available, to allow the NRC to arrange the necessary personnel to oversee the microreactor licensing process.

4.	Refer to your disclosures on pages 6 and 7. With respect your fuel processing, fuel transportation, and nuclear consultation business lines, please revise to clearly state, if true, that the businesses have not commercially launched. In addition, please provide expanded discussions, as applicable, regarding the financings, regulatory approvals, and other important future milestones necessary to launch each business.

In response to the Staff’s comment, the Company has revised its disclosures under the “Prospectus Summary” section in both prospectuses included as part of Amendment No. 1.

Our Vision, Market Opportunity and Key Government Support, page 9

5.	We note your disclosure with respect to the expertise of your team. Please also disclose, if true, that certain officers, including your chief executive officer and chief financial officer, are currently employed by other companies and, therefore are not solely focused on the business of the registrant. We also note disclosure in your annual report for the year ended September 30, 2024 that your executive officers, with the exception of Jay Jiang Yu, are presently engaged as independent contractors and may allocate their time to other businesses. Please address the importance of independent contracting to your business, including potential drawbacks.

In response to the Staff’s comment, the Company has added a caption titled “Arrangements with Our Executive Officers” under the “Prospectus Summary” section in both prospectuses included as part of Amendment No. 1.

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Use of Proceeds, page 15

6.	We note you intend to use the net proceeds of this offering, if any, for the advancement and development of your technologies, general working capital and general corporate purposes, which may include investing in or acquiring synergistic or complementary businesses, assets or technologies, and working capital. If known, please disclose the approximate amount intended to be used for each purpose. As it relates to potential acquisitions, identify the businesses or nature of businesses sought and a brief description of the businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises that, given the nature of the ATM offering and the universal shelf registration generally, the timing, amount, and allocation of net proceeds, if any, from such offering cannot be determined at this time and will depend on a variety of factors, including the market price of the Company’s securities, the actual proceeds received, and the Company’s evolving business needs.

The Staff is further advised that the Company currently has no definitive agreements or arrangements to acquire any businesses, assets, or technologies using proceeds from the ATM offering or the universal shelf registration generally. However, as noted in the Registration Statement, the Company is considering and may continue to consider acquisitions or investments that are complementary to the Company’s stated business strategies. In light of the Staff’s comment, the Company has clarified its disclosures on this topic in Amendment No. 1.

Exhibits

7.	Please obtain and file a legality opinion opining on all securities to be offered, or have counsel revise the opinion filed here to opine on all securities to be offered. In this regard, we note that an opinion on the debt securities, warrants or units has not been provided.

In response to the Staff’s comment, we have included our firm’s opinion as Exhibit 5.2 to Amendment No. 1 to cover the referenced securities.

General

8.	Please revise to consistently identify the sales agents as underwriters for the ATM offering. In this regard, we note disclosure that sales agents “may be” deemed to be underwriters on the cover page of the ATM prospectus, however, the plan of distribution disclosure on page S-22 states that sales agents “will be” deemed to be underwriters.

The applicable disclosures in Amendment No. 1 have been updated to the reflect the Staff’s comment.

9.	Please update your list of filings incorporated by reference on page 30, as well as the financial information on pages 11 through 14, S-12 through S-15, and S-20, as necessary to reflect the more current information that you filed on August 14, 2025.

In response to the Staff’s comment, the Company has revised its applicable disclosures in both prospectuses included as part of Amendment No. 1.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to the undersigned at ranslow@egsllp.com or my partner Lawrence Rosenbloom at lrosenbloom@egsllp.com. We can also be reached by telephone at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow
Richard I. Anslow Partner Ellenoff Grossman & Schole LLP

cc:	Nano Nuclear Energy Inc.

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